UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 001-14841

A.           Full title of the plan and the address of the plan, if different from that of the issuer names below:

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MarkWest Hydrocarbon, Inc.

155 Inverness Drive West, Suite 200
Englewood, CO 80112-5000

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Reports of Independent Registered Public Accounting Firms

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes

Signature

EXHIBITS:

23.1	Consent of KPMG LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
23.2	Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

NOTE:  Certain supplemental schedules have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
Denver, Colorado
June 25, 2004

To the Participants and Administrator of the

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan  (the “Plan”) at December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
June 27, 2003

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value:
Mutual funds (Note 4)	$6,790,696	$5,070,040
MarkWest Hydrocarbon, Inc. common stock	3,302,165	1,690,970
Participant loans	203,907	185,842

	10,296,768	6,946,852
Receivables:
Employee contributions and employer match	33,774	24,246
Employer profit sharing	356,765	369,208
Loan interest receivable	1,856	403

Net assets available for benefits	$10,689,163	$7,340,709

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2003 and 2002

	2003	2002
Additions
Contributions:
Participants:
Deferral	$651,742	$614,837
Rollover	467	28,476
Employer:
Match	210,765	208,127
Discretionary	350,370	363,760
Loans:
Interest	13,458	13,602

Investment income:
Net appreciation (depreciation) of investments
Mutual funds (Note 4)	996,656	(999,745)
MarkWest Hydrocarbon, Inc. common stock	1,850,135	(217,934)
Interest, dividends and other income	128,352	117,368

Deductions
Benefits paid directly to participants	(852,251)	(481,110)
Loan administration fees and other	(1,240)	(994)

Net increase (decrease)	3,348,454	(353,613)

Net assets available for benefits at beginning of year	7,340,709	7,694,322

Net assets available for benefits at end of year	$10,689,163	$7,340,709

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements

1.              Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) is a defined contribution plan established on August 1, 1993 under the rules of Internal Revenue Code (the “Code”) Section 401(k).  Participants should refer to the Plan Agreement for more complete information.

Participation

All full-time, permanent employees of MarkWest Hydrocarbon, Inc. (the “Company”) are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month following employment.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan.  The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g).  All income earned from invested contributions accumulates tax deferred until withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year.  Notice of suspension must be made in writing at least 30 days in advance.  Rollovers represent funds that new participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions

The Company provides a matching contribution of 50% of each participant’s contributions up to a maximum of 6% of compensation.  Additionally, a discretionary contribution may be made based on the profitability of the Company.

Vesting

Employee contributions are fully vested upon contribution while Company contributions vest at 25% per year of service.  Participants are fully vested in the Company contributions after four years of service.  Forfeitures of $19,653 and $3,865 were utilized during 2003 and 2002, respectively, by the Company to offset Company matching contributions.  As of December 31, 2003 and 2002, there were $9,249 and $3,177, respectively, in the unvested forfeiture account.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions. Benefits paid to participants are recorded upon distribution.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.  Such request must receive approval of the Company’s benefit administrator.

Participant Loans

Loans are interest bearing at 1% above the published prime rate and are limited to the lesser of $50,000 or 50% of a participant’s vested account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions made by the Company and an allocation of discretionary contributions made by the Company, if any, and plan earnings or losses and expenses which are allocated based on the participant account balance.

2.              Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

Investments, including the Company’s common stock, are stated at fair value based on the quoted market price on the last business day of the Plan year.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of realized gains and losses, and the unrealized appreciation (depreciation) on those investments.

Participant loans are shown at cost, which approximates fair value.  Interest income is recorded as earned on an accrual basis.  Transactions are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Concentrations, Risks and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

The Plan provides for various investment options in stocks and other investment securities.  Investment securities are exposed to various risks, such as significant world events, and interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.              Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time.  In the event of termination of the Plan, participants become fully vested in all accounts and the assets of the Plan shall be distributed to the participants in proportion to their respective account balances.

4.              Investments

All funds are managed by Fidelity Management Trustee Company, the Trustee.  The assets are maintained under ERISA guidelines provided by the Company. The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002

Fidelity Blue Chip Growth Fund	$1,171,378	$904,839
Fidelity Dividend Growth Fund	1,148,208	730,165
Fidelity Managed Income Portfolio	1,117,927	1,140,124
Spartan US Equity Index Fund	773,448	581,245
MarkWest Hydrocarbon, Inc. common stock	3,302,165	1,690,970
Fidelity US Bond Index Fund	606,058	520,820

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2003	2002

Mutual funds	$996,656	$(999,745)
MarkWest Hydrocarbon, Inc. common stock	1,850,135	(217,934)

	$2,846,791	$(1,217,679)

In addition to the Company’s common stock, participating employees are offered various investment options in mutual funds.

5.              Income Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated September 24, 1994 that the Plan is qualified and the Trust established under the Plan is tax exempt, under Section 401(k) of the Code.  The Company believes that the Plan has been administered in accordance with the changes to the Code effective after the date of such letter, and the Plan has been timely amended to incorporate such changes. Accordingly, the Company believes the Plan and related trust is tax-exempt as of December 31, 2003 and 2002.

6.              Related Party Transactions

Certain Plan investments represent shares of registered investment companies managed by Fidelity Management Trust Company as of December 31, 2003 and 2002.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of MarkWest Hydrocarbon, Inc. as of December 31, 2003 and 2002.  MarkWest Hydrocarbon, Inc. is the plan sponsor as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Fair Value

	Invesco Dynamics	33,173	shares	$488,975

	Invesco Small Co. Growth	7,890	shares	87,735

	Oakmark Equity & Income	12,805	shares	281,973

*	MarkWest Hydrocarbon, Inc. common stock	292,745	shares	3,302,165

*	Fidelity Blue Chip Growth Fund	29,558	shares	1,171,378

*	Fidelity Diversified International Fund	8,911	shares	214,937

*	Fidelity Dividend Growth Fund	42,059	shares	1,148,208

*	Fidelity Freedom Income Fund	177	shares	1,964

*	Fidelity Freedom 2000 Fund	5,268	shares	62,054

*	Fidelity Freedom 2010 Fund	19,424	shares	252,907

*	Fidelity Freedom 2020 Fund	34,450	shares	448,541

*	Fidelity Freedom 2030 Fund	10,393	shares	134,591

*	Fidelity Managed Income Portfolio	1,117,927	shares	1,117,927

*	Fidelity US Bond Index Fund	54,161	shares	606,058

	Spartan US Equity Index Fund	19,626	shares	773,448

*	Participant loans (interest rates ranging from 5.0% to 10.5%)			203,907

	Total			$10,296,768

*  Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC.
401(k) Savings and Profit Sharing Plan

DATE: June 25, 2004	BY:	/s/ James G. Ivey
James G. Ivey
Chief Financial Officer
(On Behalf of the Administrator and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of KPMG LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
23.2	Consent of PricewaterhouseCoopers LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan